Filed Pursuant to Rule 433

Registration Nos. 333-157848

333-157848-01

333-157848-02

Prudential Financial, Inc.

$500,000,000 6.20% Medium-Term Notes, Series D,

Due November 15, 2040

Final Term Sheet, November 15, 2010

Issuer	Prudential Financial, Inc.

Ratings*	Baa2 (stable) (Moody’s) /A (stable) (S&P) / BBB+ (stable) (Fitch)

Security	Medium-Term Notes, Series D

Trade Date	November 15, 2010

Settlement Date (T+3 days)	November 18, 2010

Maturity Date	November 15, 2040

Principal Amount	$500,000,000

Price to Investors	99.408%

Net Proceeds (before expenses)	$492,665,000

Use of Proceeds	We intend to use the net proceeds from this offering and the concurrent offering of $500 million aggregate principal amount of 4.50% Medium-Term Notes, Series D, due November 15, 2020 to partially fund the purchase price under the stock purchase agreement related to our acquisition of certain Japanese subsidiaries of American International Group, Inc. If the acquisition is not consummated, we intend to use the net proceeds from this offering for general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities. We expect to fund the remainder of the acquisition purchase price with approximately $2.2 billion of cash and short-term investments of Prudential Financial and its subsidiaries and approximately $970 million of net proceeds from the public offering of our common stock that priced on November 11, 2010.

Pricing Benchmark	3.875% UST due August 15, 2040

Benchmark Treasury Price and Yield	91-13+ / 4.394%

Spread to Benchmark	+185 basis points

Re-offer Yield	6.244%

Coupon	6.20% per annum

Interest Payment Dates	Semi-annually on May 15 and November 15 of each year, commencing on May 15, 2011 and ending on the Maturity Date

Optional Redemption	Make-whole call at any time at the greater of 100% and the discounted value at CMT rate plus 30 basis points as described in the prospectus supplement dated March 11, 2009 under the section “Description of the Notes—Redemption at Our Option.”

Joint Bookrunning Managers	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Wells Fargo Securities, LLC

Senior Co-Managers	Mitsubishi UFJ Securities (USA), Inc.

Junior Co-Managers	BNP Paribas Securities Corp. RBS Securities Inc.

CUSIP Number	74432QBQ7

Reports and Events of Default	The indenture, to the extent relating to the 6.20% notes, certain notes concurrently and previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that we may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after we have filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, we may have a separate obligation to file with the trustee documents or reports we are required to file with the SEC. Our failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of our obligations under the 6.20% notes will not be a remedy for our failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For other outstanding series of our notes, acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for our failure to file documents or reports with the trustee.
Other Information

Concurrent with the offering of the 6.20% notes, we are also offering $500 million aggregate principal amount of 4.50% Medium-Term Notes, Series D, due November 15, 2020.

On November 9, 2010, our board of directors declared an annual dividend for 2010 of $1.15 per share of common stock. The dividend will be payable on December 17, 2010 to shareholders of record at the close of business on November 23, 2010.

In connection with a commitment letter we entered into on September 30, 2010 relating to a bridge facility that may be used to finance any portion of the purchase price under the stock purchase agreement mentioned above, we have agreed with Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Wells Fargo Securities, LLC and an affiliate of Mitsubishi UFJ Securities (USA), Inc. that, until November 9, 2011, they and/or certain of their affiliates will have the right of first refusal to provide us, on a non-exclusive basis, with capital markets services in connection with certain offerings we conduct to finance the purchase price under the stock purchase agreement or to refinance amounts borrowed under the bridge facility.

Citigroup Global Markets Inc. has agreed to act as a joint lead arranger and bookrunner for a new five-year revolving credit facility for us, and its affiliate has agreed to act as a lender under the new facility. Affiliates of HSBC Securities (USA) Inc., Wells Fargo Securities, LLC, Mitsubishi UFJ Securities (USA), Inc., BNP Paribas Securities Corp. and RBS Securities Inc. have also agreed to act as lenders under the new facility. In addition, affiliates of Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Wells Fargo Securities, LLC and Mitsubishi UFJ Securities (USA), Inc. have entered into the commitment letter for the bridge facility with us.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the 6.20% notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the prospectus supplement dated March 11, 2009 and the related prospectus dated March 11, 2009.

Prudential Financial, Inc. has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Citigroup Global Markets Inc. toll-free at 1-877-858-5407, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.